SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 17, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated July 17, 2006, which announces the introduction of certain products by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: July 17, 2006

Press Release

Actions Semiconductor Expands Product Portfolio

ZHUHAI, China, July 17, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) solutions for portable consumer electronics, today announced the launch of its new Series 7500 products and the introduction of its Series 13 product family.

Actions’ Series 7500 products are targeted at the value segment of the personal media player market. The Series 7500 products feature 0.18 micron process technology and offer customers optimized power consumption and enhanced CD-quality audio capability at a competitive price. Shipping of the Series 7500 products is expected to commence in August.

Actions’ Series 13 product family is designed to bring high-end functionality to the personal media player mass market by providing a solution with advanced features at highly compelling price points, thereby offering customers a strong functionality to price ratio. Our Series 13 products feature dual-core architecture with 32bit MIPS+24 bit DSP, a flexible Linux operating system and full audio and video functionality. Series 13 products are compatible with MP3, ADPCM, WMA, OGG, APE, Audible, and WAV audio formats, and feature video playing and recording capabilities that support WMV, AMV, MPEG-4 SP, and MJPEG QVGA 30fp formats. The Series 13 products are compatible with Windows Media Digital Rights Management 10 (WMDRM10) and PlaysForSure. Actions expects to begin sampling Series 13 products over the next few months and to make the products commercially available by year end 2006.

“We continue to work diligently at diversifying our product portfolio to opportunistically strengthen our presence in all segments of the personal media player market,” commented Mr. Nan-Horng Yeh, the Chief Executive Officer of Actions. “Actions is excited to continue to build upon its broad foundation of innovative, cost advantageous products through new and improved offerings.”

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group for Actions Semiconductor	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or 415-217-4967	+86-756 3392 353 *1015